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                             March 10, 2022

       William Petty
       Chief Executive Officer
       Zicix Corp
       14439 NW MILITARY HWY
       SAN ANTONIO, TEXAS

                                                        Re: Zicix Corp
                                                            Offering Statement
on Form 1-A
                                                            Filed on March 7,
2022
                                                            File No. 024-11820

       Dear Mr. Petty:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services